Alberto Dibella, Chief Executive Officer
Enviro Voraxial Technology, Inc.
821 NW 57th Place
Fort Lauderdale, FL 33309

> **Re: Enviro Voraxial Technology, Inc.**
> **Registration Statement on Form SB-2**
> **Amendment No. 1**
> **Filed May 10, 2007**
> **File No. 333-140929**
>
> **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended March 31, 2007**
> **File No. 0-30454**

Dear Mr. DiBella:

     We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You may decide it is appropriate to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 12

Liquidity and Capital Resources, page 13

1.   We note that you "have to raise capital to sustain operations." Please discuss in
        more detail how you expect to raise this cash.   Disclose how long you believe
        you can continue with your current liquidity and clarify when you expect you will
        need new financing. Please specifically address your monthly cash burn rate and
        disclose more about the steps you plan to take to raise required financing. Clarify
        the basis for your assertion that you believe that you "have sufficient resources to
        continue business operations for the next twelve months."

Financial Statements, page F-1

2.   The financial statements and other relevant sections of the filing should be
        updated to comply with Item 310(g) of Regulation S-B. An updated accountant's
        consent should be included with any amendment to the filing.

Note A – Organization and Operations, page F-7

Organization, page F-7

3.   We note your disclosure that you operate "within two segments". Please revise
        the filing to present all of the disclosure required by SFAS 131 or tell us why such
        disclosure is not required.

Note C - Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-8

4.   We note that you recognize revenue upon customer acceptance of shipment.   We
        also note that you have installed several units to date at customer sites. Please tell
        us and revise the filing to disclose the impact of post shipment obligations,
        including installation, or customer acceptance provisions. Finally, tell us how
        warranty costs are estimated at the time of shipment. Refer to SAB 104 and
        SFAS 48 as necessary.

5.   We also note on page 15, that you ship units on a trial and rental basis. Please tell
        us and revise to disclose the arrangement under which you rent or loan equipment.
        Specifically, address the contractual terms and how you account for these
        arrangements.   We may have further comments after reviewing your response.

Note G – Capital Transactions, page F-13

6.   We see that during 2005 and 2006, you separately issued 1,468,333 and 2,232,000 shares of restricted common stock in private placements. Please revise the filing to provide additional details of these private placements. Specifically, revise to include the restrictions placed on the common stock issued.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Item 8A. Controls and Procedures, page 20

7.   We note that management has concluded that your disclosure controls and procedures are effective "for gathering, analyzing, and disclosing information needed to satisfy our disclosure obligations under the Exchange Act." The language that is currently included after the word "effective" in your disclosure is superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise the filing so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Please also apply this comment to all future filings.

8.   We note your disclosure that "there we no significant changes in our internal controls". Please revise future filings to remove the word significant and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-B. Please confirm for us whether there were any changes in your internal control over financial reporting that occurred during your fourth fiscal quarter that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2007

Consolidated Statements of Operations, page 4

9.   We note that your statement of operations presents the "year ended March 31" instead of the quarter ended March 31. Please revise future filings as necessary.

Consolidated Statements of Changes in Cash Flows, page 6

10.   We note that you included options issued for accrued salaries as cash flow from financing activities. Please explain if this was a non-cash transaction. If so, revise the cash flow statement in future filings to disclose information about the non-cash financing activity in a separate schedule or in a narrative form following SFAS 95, paragraph 32. Note, only the cash portion should be reported in the statement of cash flows.

Note E – Capital Transactions, page F-8

11.   We note that in January 2007 you granted 2,000,000 shares of common stock options to your officers in satisfaction of accrued salaries and consulting fees due to them of $300,000. Please tell us how you accounted for and valued the options issued and cite the guidance upon which you relied. Please also revise future filings to disclose the terms of the award, specifically the vesting period, option price and valuation methodology in accordance with paragraph 64 of SFAS 123R.

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In connection with responding to our comments regarding your Forms 10-KSB and 10-QSB, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       If you have any questions on the comments above, please call Kevin Kuhar at (202) 551-3662 or Angela Crane at (202) 551-3554. Please contact Alan Morris at (202) 551-3601 or the undersigned at (202) 551-3617 with any other questions.

       Sincerely,

       Russell Mancuso
       Branch Chief

cc: Brian Perlman, Esq.
       Via Facsimile (954) 713-7700